UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously reported, on May 16, 2024, Procaps Group, S.A. (the “Company”) received a delinquency letter (the “Delinquency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Letter notified the Company that because the Company had not yet filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company no longer satisfied Nasdaq Listing Rule 5250(c)(1) (the “Public Reports Rule”) relating to the Company’s obligation to file periodic financial reports for continued listing. The Letter further stated that the Company had 60 calendar days from the date of the Delinquency Letter to submit a plan (the “Plan”) to regain compliance. The Letter also stated that any staff exemption to allow the Company to regain compliance, if granted, was limited to a maximum of 180 calendar days from the due date for the Form 20-F, or November 11, 2024.

On July 15, 2024, and August 6, 2024, the Company submitted materials to Nasdaq constituting its Plan, which outlined its strategy to regain compliance. On August 13, 2024, upon review of the Company’s Plan, Nasdaq notified the Company that it had granted the Company an extension to file the Form 20-F, through November 11, 2024. As of the date of this Report on Form 6-K, the Company has not yet filed the Form 20-F and has not regained compliance with the Public Reports Rule.

On November 13, 2024, the Company was notified by the Staff that the Staff had determined to delist the Company’s ordinary shares from The Nasdaq Capital Market given the Company’s failure to timely file the Form 20-F by November 11, 2024 unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”), which the Company plans to request as well as alongside its request for a further stay of any suspension action by Nasdaq pending the ultimate conclusion of the hearing process. The Panel will review the request of an extended stay and notify the Company of its determination as soon as practicable, but in any event no later than 15 calendar days following the deadline to request the hearing. Nasdaq notified the Company that hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. Until the Panel makes a determination regarding the stay request, the Company’s securities will continue to trade on Nasdaq.

Notwithstanding the fact that the Company continues to work diligently to complete the previously disclosed independent investigation and to file the Form 20-F with the SEC, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to regain compliance with the Nasdaq Listing Rules.

If the Company’s securities are delisted from Nasdaq, it could be more difficult to buy or sell the Company’s ordinary shares and warrants or to obtain accurate quotations, and the price of the Company’s ordinary shares and warrants could suffer a material decline. Delisting could also impair the Company’s ability to raise capital and/or trigger defaults and penalties under outstanding agreements or securities of the Company.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations regarding the listing of its ordinary shares on Nasdaq. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements.. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: November 15, 2024

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